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                                                Filed Pursuant to Rule 424(b)(3)
                                                 Registration Nos. 333-81341 and
                                               333-81341-01 through 333-81341-25


PROSPECTUS SUPPLEMENT
(To prospectus dated July 13, 1999)



                        WASTE SYSTEMS INTERNATIONAL, INC.


            OFFER TO EXCHANGE $77,500,000 PRINCIPAL AMOUNT OF 11 1/2%
            SERIES B SENIOR NOTES DUE 2006 WHICH HAVE BEEN REGISTERED
                      UNDER THE SECURITIES ACT FOR THE SAME
        PRINCIPAL AMOUNT OF ITS OUTSTANDING 11 1/2% SENIOR NOTES DUE 2006


         The exchange offer has been extended until 5:00 p.m., New York City time, on August 17, 1999, unless further extended. Other than this change to the expiration date, the terms of the exchange offer remain the same.

         We have prepared this prospectus supplement to update information contained in our prospectus dated July 13, 1999 and delivered to you in connection with our offer to exchange an aggregate of $77,500,000 principal amount of 11 1/2% Senior Notes due 2006 ("Old Senior Notes") for a like principal amount of 11 1/2% Series B Senior Notes due 2006. This prospectus supplement should be read in conjunction with the prospectus first delivered to the holders of the Old Senior Notes on July 14, 1999. The information beginning on the following page supplements the sections of the prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Business Developments" beginning on page 29 of the prospectus, "Principal Stockholders" beginning on page 60 of the prospectus and "The Exchange Offer--Expiration Date; Extensions; Amendments; Termination--Procedures for Tendering" beginning on page 66 of the prospectus.


           CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 14
                               OF THE PROSPECTUS.


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          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
      SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
               OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE
                ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 10,1999.



    PLEASE SEE THE SUPPLEMENTAL INFORMATION BEGINNING ON THE FOLLOWING PAGE.


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RECENT BUSINESS DEVELOPMENTS

         RECENT ACQUISITIONS. The consideration for the previously described July 6, 1999 acquisition of Eastern Trans-Waste of Maryland, Inc. paid to its former stockholders included 2,678,620 shares of common stock and 894 shares of newly designated Series C Preferred Stock that is automatically convertible, upon stockholder approval, into 1,576,292 shares of common stock, subject to adjustment in the event of a stock dividend, subdivision or combination of Waste Systems' common stock or a capital reorganization, merger or consolidation of Waste Systems or the sale of all or substantially all of Waste Systems' assets. The Series C Preferred Stock has substantially the same terms as the common stock, other than: (1) a liquidation preference equal to $11,615 per share, subject to adjustment, and (2) a per share put right, exercisable in the event that stockholder approval for the Series C conversion is not obtained by October 30, 1999, equal to the sum of the liquidation preference amount per share and interest accrued thereon from July 2, 1999 at 8% per annum. We intend to hold a special meeting of the stockholders before October 30, 1999 to consider and vote on stockholder approval of the Series C conversion.

         On August 3, 1999, we completed the acquisition of the assets of C&J Trucking, Inc. and affiliates which transition was previously described in the prospectus.

         NEW REVOLVING CREDIT FACILITY. On July 22, 1999, we entered into a $25 million secured revolving credit facility with BankNorth Group, N.A. to fund acquisitions and for general working capital purposes. No credit has been drawn to date, but any debt incurred under this credit facility is secured by substantially all of our assets and is guaranteed by our subsidiaries. The revolving credit agreement has a term of three years, provides for an interest rate based on LIBOR, and includes other terms and conditions, including financial covenants, customary for secured revolving credit facilities.

         PRIVATE PLACEMENT OF UP TO 2,857,143 SHARES OF COMMON STOCK. As of August 2, 1999, we completed two closings of a private placement in which we issued 1,571,429 shares of common stock for aggregate consideration of approximately $11 million. The proceeds from the private placement will be used for potential future acquisitions and general working capital purposes. We anticipate holding additional closings under the private placement for the issuance of up to an additional 1,285,714 shares, for a total of 2,857,143 shares at a subscription price of $7 per share, resulting in aggregate gross private placement proceeds of approximately $20 million. The subscription agreements under which these shares have been or may be sold obligate us to file a shelf registration statement for the resale of the shares. Accordingly, we intend to file with the Securities and Exchange Commission, not later than October 28, 1999, a shelf registration statement for the resale of these shares, and to cause that registration statement to be declared effective not later than January 26, 2000. Prior to the effectiveness of the shelf registration statement, all of these shares are restricted securities and not eligible for public resale until held for one year.

         B-III Capital Partners, L.P. ("B-III Capital"), purchased 571,429 shares in the private placement. Including 2,231,922 shares issuable upon conversion of 7% convertible subordinated notes and 337,500 shares issuable upon exercise of warrants on or after September 2, 1999 at an exercise price of $6.25 per share, as of August 6, 1999, B-III Capital beneficially owned 7,928,355 shares of common stock or 45.1% of the total outstanding common stock. Other principal stockholders may also purchase shares in the private placement. Please refer to the "Principal Stockholders" section of the prospectus for further information regarding the beneficial ownership of our common stock.

         REGISTRATION STATEMENTS. On August 6, 1999, we filed the following registration statements with the Securities and Exchange Commission: (a) a Form S-8 relating to 1,013,986 shares of common stock which may be issued pursuant to our 1995 Stock Option and Incentive Plan, as amended; (b) a Form S-3 relating to 2,244,109 shares of common stock issued to the selling stockholders in exchange for 7% convertible subordinated notes due 2005; and (c) a Form S-3 relating to 1,500,000 warrants to purchase an aggregate of 1,500,000 shares of common stock, at an exercise price of $6.25 per share, and 1,500,000 shares of common stock, issuable upon exercise of the warrants held by the selling stockholders. In addition, on August 10, 1999, we filed a registration statement on Form S-3 relating to $22,500,000 aggregate principal amount of Old Senior Notes held by B-III Capital.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS; TERMINATION

         The term "expiration date" shall mean 5:00 p.m., New York City time, on August 17, 1999, unless extended. We may extend the exchange offer, in our sole discretion, at any time and from time to time by giving oral or written notice to the exchange agent and by timely public announcement.

PROCEDURES FOR TENDERING

         Any financial institution that is a participant in DTC's book-entry transfer facility system may make book-entry delivery of the Old Senior Notes by causing DTC to transfer such Old Senior Notes into the exchange agent's account in accordance with DTC's procedures. Although delivery of Old Senior Notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at its address set forth in the prospectus under "--Exchange Agent" before 5:00 p.m., New York City time, on the expiration date. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.